UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ALARM.COM HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

0001459200

(CUSIP Number)

Frederic D. Fenton

c/o Technology Crossover Ventures

250 Middlefield Road

Menlo Park, California 94025

Telephone: (650) 614-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 5, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0001459200	13D	Page 1 of 20 Pages

1	NAMES OF REPORTING PERSONS: TCV VII MANAGEMENT, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 7,161
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 7,161
	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 7,161
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): *
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO (Delaware limited liability company)

*	Less than 0.1%

CUSIP No. 0001459200	13D	Page 2 of 20 Pages

1	NAMES OF REPORTING PERSONS: TCV VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 5,309,108
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 5,309,108
	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 5,309,108
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 11.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 0001459200	13D	Page 3 of 20 Pages

1	NAMES OF REPORTING PERSONS: TCV VII (A), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 2,757,144
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 2,757,144
	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,757,144
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 0001459200	13D	Page 4 of 20 Pages

1	NAMES OF REPORTING PERSONS: TCV MEMBER FUND, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 50,199
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 50,199
	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,199
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 0001459200	13D	Page 5 of 20 Pages

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 8,066,252
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 8,066,252
	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,066,252
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 16.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): PN

CUSIP No. 0001459200	13D	Page 6 of 20 Pages

1	NAMES OF REPORTING PERSONS: TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 8,116,451
	8	SHARED VOTING POWER: -0-
	9	SOLE DISPOSITIVE POWER: 8,116,451
	10	SHARED DISPOSITIVE POWER: -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,116,451
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

CUSIP No. 0001459200	13D	Page 7 of 20 Pages

1	NAMES OF REPORTING PERSONS: JAY C. HOAG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 420,390
	8	SHARED VOTING POWER: 8,123,612
	9	SOLE DISPOSITIVE POWER: 420,390
	10	SHARED DISPOSITIVE POWER: 8,123,612

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,544,002
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 8 of 20 Pages

1	NAMES OF REPORTING PERSONS: RICHARD H. KIMBALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 290,505
	8	SHARED VOTING POWER: 8,123,612
	9	SOLE DISPOSITIVE POWER: 290,505
	10	SHARED DISPOSITIVE POWER: 8,123,612

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,414,117
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 9 of 20 Pages

1	NAMES OF REPORTING PERSONS: JOHN L. DREW
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 8,123,612
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 8,123,612

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,123,612
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 10 of 20 Pages

1	NAMES OF REPORTING PERSONS: JON Q. REYNOLDS, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 142,800
	8	SHARED VOTING POWER: 8,123,612
	9	SOLE DISPOSITIVE POWER: 142,800
	10	SHARED DISPOSITIVE POWER: 8,123,612

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,266,412
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 11 of 20 Pages

1	NAMES OF REPORTING PERSONS: DAVID L. YUAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 10,611
	8	SHARED VOTING POWER: 8,116,451
	9	SOLE DISPOSITIVE POWER: 10,611
	10	SHARED DISPOSITIVE POWER: 8,116,451

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,127,062
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 12 of 20 Pages

1	NAMES OF REPORTING PERSONS: ROBERT W. TRUDEAU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 8,123,612
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 8,123,612

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,123,612
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 13 of 20 Pages

1	NAMES OF REPORTING PERSONS: CHRISTOPHER P. MARSHALL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 79,673
	8	SHARED VOTING POWER: 8,123,612
	9	SOLE DISPOSITIVE POWER: 79,673
	10	SHARED DISPOSITIVE POWER: 8,123,612

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,203,285
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 14 of 20 Pages

1	NAMES OF REPORTING PERSONS: TIMOTHY P. McADAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 76,823
	8	SHARED VOTING POWER: 8,123,612
	9	SOLE DISPOSITIVE POWER: 76,823
	10	SHARED DISPOSITIVE POWER: 8,123,612

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,200,435
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 17.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): IN

CUSIP No. 0001459200	13D	Page 15 of 20 Pages

Explanatory Note

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on July 2, 2015 (as amended to date, the “Statement”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Alarm.com Holdings, Inc., (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On September 5, 2018, as part of an in-kind pro-rata distribution to partners, TCV VII, L.P. (“TCV VII”), TCV VII (A), L.P. (“TCV VII(A)”), and TCV Member Fund, L.P. (“Member Fund” and, together with TCV VII and TCV VII(A), the “TCV Funds”) distributed 1,962,352, 1,019,094 and 18,554 shares of Common Stock, respectively, to their limited partners and general partners for no consideration. The shares distributed by the TCV Funds included 756,542 shares of Common Stock initially distributed to Technology Crossover Management VII, L.P. (“Management VII”), of which 750,073 were subsequently distributed by Management VII to its limited partners and general partners.

The shares of Common Stock distributed by the TCV Funds and Management VII included: (i) 70,144 shares distributed to the Hoag Family Trust U/A Dtd 8/2/94 (the “Hoag Trust”); (ii) 70,144 shares distributed to Hamilton Investments Limited Partnership (“Hamilton Investments”); (iii) 96,944 shares distributed to Goose Rocks Beach Partners, L.P. (“Goose Rocks”); (iv) 85,680 shares distributed to the Reynolds Family Trust (the “Reynolds Trust”); (v) 51,348 shares distributed to the Drew Family Trust dated 10/5/2004 (the “Drew Trust”); (vi) 31,434 shares distributed to Ten 271 Partners B; (vii) 82,781 shares distributed to Robert W. Trudeau; (viii) 31,777 shares distributed to Marshall Carroll 2000 Trust (the “Marshall Trust”); (ix) 399 shares distributed to Marshall Partners; (xi) 30,611 shares distributed to the Yuan Family Trust dated 9/22/2006 (the “Yuan Trust”); and (xii) 30,642 shares distributed to Timothy P. McAdam.

CUSIP No. 0001459200	13D	Page 16 of 20 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 47,695,625 shares of Common Stock outstanding as of July 31, 2018.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
TCV VII Management	7,161	*	7,161	0	7,161	0
TCV VII	5,309,108	11.1%	5,309,108	0	5,309,108	0
TCV VII(A)	2,757,144	5.8%	2,757,144	0	2,757,144	0
Member Fund	50,199	0.1%	50,199	0	50,199	0
Management VII	8,066,252	16.9%	8,066,252	0	8,066,252	0
TCM VII	8,116,451	17.0%	8,116,451	0	8,116,451	0
Mr. Hoag	8,544,002	17.9%	420,390	8,123,612	420,390	8,123,612
Mr. Kimball	8,414,117	17.6%	290,505	8,123,612	290,505	8,123,612
Mr. Drew	8,123,612	17.0%	0	8,123,612	0	8,123,612
Mr. Reynolds	8,266,412	17.3%	142,800	8,123,612	142,800	8,123,612
Mr. Yuan	8,127,062	17.0%	10,611	8,116,451	10,611	8,116,451
Mr. Trudeau	8,123,612	17.0%	0	8,123,612	0	8,123,612
Mr. Marshall	8,203,285	17.2%	79,673	8,123,612	79,673	8,123,612
Mr. McAdam	8,200,435	17.2%	76,823	8,123,612	76,823	8,123,612

*	Less than 0.1%

TCV VII Management, TCV VII, TCV VII(A), and Member Fund are the record holders of 7,161, 5,309,108, 2,757,144 and 50,199 shares of Common Stock, respectively. The 7,161 shares of Common Stock held by TCV VII Management includes 3,193 shares of restricted stock which vest on May 22, 2019.

Technology Crossover Management VII, Ltd (“TCM VII”), as the ultimate general partner of TCV VII and TCV VII(A) and a general partner of Member Fund, and Management VII, as the direct general partner of TCV VII and TCV VII(A), may also be deemed to have the sole power to dispose or direct the disposition of the shares of Common Stock held by TCV VII and TCV VII(A) and, with respect to TCM VII, certain of the shares held by Member Fund and have the sole power to direct the vote of such shares. Each of TCM VII and Management VII disclaims beneficial ownership of the shares of Common Stock owned by TCV VII, TCV VII(A), and Member Fund except to the extent of their respective pecuniary interest therein.

Under the memorandum and articles of association of TCM VII, the Class A Directors have the shared power to dispose or direct the disposition of the shares held by TCV VII and TCV VII(A) and certain of the shares of Common Stock held by Member Fund and the shared power to direct the vote of such shares. Each of the Class A Directors disclaims beneficial ownership of the shares of Common Stock owned by TCM VII, Management VII, TCV VII, TCV VII(A) and Member Fund except to the extent of their respective pecuniary interest therein.

In addition, the Hoag Trust and Hamilton Investments are each the record holder of 210,195 shares of Common Stock. Mr. Hoag is a trustee of the Hoag Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Hoag Trust. Mr. Hoag is the general partner of Hamilton Investments and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Hamilton Investments.

CUSIP No. 0001459200	13D	Page 17 of 20 Pages

Goose Rocks is the record holder of 290,505 shares of Common Stock. Mr. Kimball is the general partner of Goose Rocks and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Goose Rocks.

The Reynolds Trust is the record holder of 142,800 shares of Common Stock. Mr. Reynolds is a trustee of the Reynolds Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Reynolds Trust.

The Marshall Trust and Marshall Partners are the record holders of 78,742 and 931 shares of Common Stock, respectively. Mr. Marshall is a trustee of the Marshall Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Marshall Trust. Mr. Marshall is the general partner of Marshall Partners and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by Marshall Partners.

The Yuan Trust is the record holder of 10,611 shares of Common Stock. Mr. Yuan is a trustee of the Yuan Trust and may be deemed to have the sole power to dispose or direct the dispositions of the shares held by the Yuan Trust.

Mr. McAdam has the sole power to dispose or direct the disposition of, and to vote or direct the voting of, 76,823 shares of Common Stock which he holds directly. Mr. McAdam holds 7,161 shares of Common Stock for the benefit of TCV VII Management, which includes 3,193 shares of Common Stock which vest on May 22, 2019. TCV VII Management and Messrs. Hoag, Kimball, Reynolds, Drew, Trudeau and Marshall, who are members of TCV VII Management, may be deemed to have the shared power to dispose or direct the disposition of the 7,161 shares of Common Stock held by Mr. McAdam for the benefit of TCV VII Management. Each of Mr. McAdam, TCV VII Management and Messrs. Hoag, Kimball, Reynolds, Drew, Trudeau and Marshall disclaims beneficial ownership of such shares of Common Stock. The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in the Issuer but do not affirm the existence of any such group.

Except as set forth in this Item 5(a) — (b), each of the Reporting Persons disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other Reporting Person.

(c)

On September 6, 2018: Management VII disposed of 465, 1,704, 1,084, 3,061 and 155 shares of Common Stock at prices ranging from $52.59 to $52.99, $53.00 to $53.90, $54.33 to $54.94, $55.03 to $55.99 and $56.00 to $56.04 per share, respectively in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $52.8466, $53.4904, $54.6121, $55.5496 and $56.20, respectively. Robert W. Trudeau sold 921, 4,879, 23,600, 30,600, and 17,781, shares of Common Stock at prices ranging from $52.63 to $52.99, $53.00 to $53.85, $54.00 to $54.91, $55.00 to $55.99 and $56.00 to $56.04, respectively in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $52.8678, $53.4362, $54.0897, $55.1955 and $56.0018, respectively. The Yuan Family Trust dated 9/22/2006 sold 2,400 shares of Common Stock at prices ranging from $56.00 to $56.06 per share in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $56.0143. Timothy P. McAdam sold 1,764, 1,599, 2,837 and 1,300 shares of Common Stock at prices ranging from $53.68 to $53.98, $54.00 to $54.79, $55.00 to $55.83 and $56.16 to $56.805, respectively, in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $53.8913, $54.2733, $55.3264 and $56.5279, respectively. Mr. McAdam also sold 2,500 shares of Common Stock on the Nasdaq Global Select Market at a price of $57.29.

On September 7, 2018: Robert Trudeau sold 1,400 and 3,600 shares of Common Stock at prices ranging from $55.15 to $55.92 and $56.07 to $56.65 per share, respectively in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $55.4958 and $56.432, respectively. Ten 271 Partners B sold 25,543 and 5,891 shares of Common Stock at prices ranging from $55.08 to $55.99 and $56.00 to $56.73 per share, respectively in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $55.3218 and $56.3728, respectively. The Drew Family Trust dated 10/5/2004 sold 41,725 and 9,623 shares of Common Stock at prices ranging from $55.08 to $55.99 and $56.00 to $56.73 per share, respectively, in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $55.3218 and $56.3728, respectively. The Yuan Family Trust dated 9/22/2006 sold 17,600 shares of Common Stock at prices ranging from $56.02 to $56.87 per share in a series of open market transactions on the Nasdaq Global Select Market for a weighted average price per share of $56.5632.

CUSIP No. 0001459200	13D	Page 18 of 20 Pages

Except as reported in this Item 5(c) and in Item 4, above, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d) Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock beneficially owned by the Reporting Persons.

CUSIP No. 0001459200	13D	Page 19 of 20 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2018

TCV VII MANAGEMENT, L.L.C.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV VII, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV VII (A), L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TCV MEMBER FUND, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, L.P.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TECHNOLOGY CROSSOVER MANAGEMENT VII, LTD.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JAY C. HOAG

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

RICHARD H. KIMBALL

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

CUSIP No. 0001459200	13D	Page 20 of 20 Pages

JOHN L. DREW

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

JON Q. REYNOLDS, JR.

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

DAVID L. YUAN

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

ROBERT W. TRUDEAU

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

CHRISTOPHER P. MARSHALL

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory

TIMOTHY P. McADAM

By:	/s/ Frederic D. Fenton
	Name:	Frederic D. Fenton
	Its:	Authorized Signatory